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                      September 21, 2023

       Lan Huang
       Chief Executive Officer
       BeyondSpring Inc.
       28 Liberty Street, 39th Floor
       New York , New York 10005

                                                        Re: BeyondSpring Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38024

       Dear Lan Huang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Disclosure Review Program
       cc:                                              Deni Li